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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|X|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

           TRIAGE MANAGEMENT LLC
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

           TRIAGE Management LLC
           401 City Avenue, Suite 526
--------------------------------------------------------------------------------
                                    (Street)

  Bala Cynwyd                     Pennsylvania              19004
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     NetWolves Corporation ("WOLV")

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     December 2002/
     February 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |X|  Other (specify below)

     *A group that may be deemed a 10% owner.
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |_|  Form filed by One Reporting Person
     |X|  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.                      Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-                  Code         ------------------------------- at the End     (D) or    Indirect
1.                          action                  (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date                    ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)                                Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   7/17/02                    P           2,500       A     $1.60                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   8/8/02                     P           2,500       A     $1.40                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   8/20/02                    P           2,000       A     $1.40                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   8/23/02                    P           7,300       A    $1.5107                     (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   8/27/02                    P           2,600       A    $1.6752                     (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   8/27/02                    P           5,900       A    $1.6752                     (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   8/30/02                    P           3,000       A    $1.6704                     (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   8/30/02                    P           5,700       A    $1.6704                     (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   9/5/02                     P           4,000       A     $1.50                      (1)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.                      Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-                  Code         ------------------------------- at the End     (D) or    Indirect
1.                          action                  (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date                    ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)                                Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   9/27/02                    P          12,100       A    $1.1826                     (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   9/27/02                    P           6,000       A     $1.23                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   9/30/02                    P           9,400       A    $1.101                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   10/7/02                    P           1,000       A     $.99                       (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   10/8/02                    P           2,000       A     $.99                       (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  10/18/02                    P          25,000       A    $.6376                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  10/28/02                    P           2,000       A    $.6198                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   11/1/02                    P           5,000       A     $.86                       (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  11/13/02                    P           2,000       A     $.83                       (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  11/25/02                    P          20,000       A     $.806                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  11/26/02                    P           5,000       A    $.7684                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/4/02                    P          12,400       A    $1.0014                     (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/5/02                    P          10,300       A    $.9070                      (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   12/6/02                    P          11,500       A     $.813                      (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  12/12/02                    P          36,900       A    $.7283                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  12/19/02                    P           2,200       A    $.8722                      (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  12/31/02                    P          10,000       A     $1.02                      (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                  12/31/02                    P          10,000       A     $1.02                      (5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   1/3/03                     P           6,000       A    $1.046                      (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   1/31/03                    P           5,000       A   $1.0387                      (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   2/4/03                     P           6,000       A    $1.226                      (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        235,300        (6)
====================================================================================================================================

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-                     4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise                      Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.                action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-            Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action            (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date              8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/           ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)                         (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred                                                                       common
Stock(7)     $.80    7/10/02           3(8)      23,333       Immed.             stock   437,500  $15.00            (9)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to
Purchase
Common       $1.65                     3(8)     218,750                         common   218,750
Stock(7)             7/10/02                                  Immed.             stock                              (9)
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred                                                                       common
Stock(7)     $.80    7/10/02          3(10)      23,333       Immed.             stock   437,500  $15.00           (11)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to
Purchase
Common      $1.65                     3(10)     218,750                         common   218,750
Stock(7)             7/10/02                                  Immed.             stock                             (11)
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred                                                                       common
Stock(7)     $.80    7/10/02          3(12)      23,333       Immed.             stock   437,500  $15.00           (13)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to
Purchase
Common      $1.65                     3(12)     218,750                         common   218,750
Stock(7)             7/10/02                                  Immed.             stock                             (13)
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred                                                                       common
Stock(7)     $.80    7/10/02          3(14)      13,333       Immed.             stock   250,000  $15.00           (15)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to
Purchase
Common      $1.65                     3(14)     125,000       Immed.            common   125,000
Stock(7)             7/10/02                                                     stock                             (15)
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred                                                                       common
Stock(7)     $.80    7/10/02          3(16)      16,667       Immed.             stock   312,500  $15.00           (17)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to
Purchase
Common      $1.65                     3(16)     156,250       Immed.            common   156,250
Stock(7)             7/10/02                                                     stock                             (17)
------------------------------------------------------------------------------------------------------------------------------------
Series B
Convertible
Preferred             2/3/03                                  Immed.            common                              (9)
Stock(18)    $.80                       P4       19,687                          stock   393,750  $16.00
------------------------------------------------------------------------------------------------------------------------------------
Warrants to
Purchase
Common      $1.25     2/3/03            P4       98,435                         common    98,435                    (9)
Stock(18)                                                     Immed.             stock
------------------------------------------------------------------------------------------------------------------------------------
Series B
Convertible
Preferred             2/3/03                     21,562                         common                             (11)
Stock(18)    $.80                       P4                    Immed.             stock   431,250  $16.00
------------------------------------------------------------------------------------------------------------------------------------
Warrants to
Purchase
Common      $1.25     2/3/03            P4      107,810                         common                             (11)
Stock(18)                                                     Immed.             stock   107,810
------------------------------------------------------------------------------------------------------------------------------------
Series B
Convertible
Preferred              2/3/03                     5,625                         common                             (13)
Stock(18)    $.80                       P4                    Immed.             stock   112,500          $16.00
------------------------------------------------------------------------------------------------------------------------------------
Warrants to
Purchase
Common      $1.25      2/3/03           P4       28,125                         common                             (13)
Stock(18)                                                     Immed.             stock    28,125
------------------------------------------------------------------------------------------------------------------------------------
Series A Convertible Preferred
Stock, Series B Convertible                                                                             3,984,370  (19)
Preferred Stock and Warrants to
Purchase Common Stock (7)(18)
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1) These shares are directly owned by Leon Frenkel ("Frenkel").
(2) These shares are directly owned by Alla Frenkel ("Alla Frenkel").
(3) These shares are beneficially owned by Periscope L.P. ("Periscope").
(4) These shares are directly owned by Alla Frenkel by virtue of her position as Custodian for the Zoe Pasternack UGMA.
(5) These shares are directly owned by Alla Frenkel by virtue of her position as Custodian for the Max Pasternack UGMA.
(6) TRIAGE Management LLC ("TM") and Frenkel may be deemed to have indirect beneficial ownership of these shares by virtue of their position or relationship with the other Reporting Persons set forth on Exhibit A hereto. Each of the Reporting Persons may be deemed a member of a "group" for purposes of the Rule 16a-1(a)(1) (the "Group") and, therefore, may be deemed a beneficial owner of these shares. Each of the Reporting Persons disclaims membership in the Group and disclaims beneficial ownership of any shares other than those of which it is the direct beneficial owner.
(7) Each share of Series A Convertible Preferred Stock, par value $.0033 per share ("Series A Preferred Stock"), is convertible into shares of common stock, par value $.0033 per share ("Common Stock") by dividing (i) the number of shares of Series A Preferred Stock being converted multiplied by $15.00 by (ii) the applicable conversion price. The Series A Preferred Stock was purchased as part of a unit consisting of five (5) warrants for each share of Series A Preferred Stock (1/2 warrant for each share of Common Stock issuable upon conversion of the Series A Preferred Stock). The Series A Preferred Stock's initial conversion price of $1.50 per share was adjusted by the Issuer on January 29, 2002 to $.80 per share. As part of the adjustment, the Issuer also increased the number of warrants in each unit to 9.375 warrants for each share of Series A Preferred Stock (1/2 warrant for each share of Common Stock issuable on conversion of the Series A Preferred Stock).
(8) On July 10, 2002 TCML acquired these shares.
(9) These shares are owned directly by TCML.
(10) On July 10, 2002 TOF acquired these shares.
(11) These shares are owned directly by TOF.
(12) On July 10, 2002 OTA acquired these shares.
(13) These shares are owned directly by OTA.
(14) On July 10, 2002 Frenkel acquired these shares.
(15) These shares are owned directly by Frenkel.
(16) On July 10, 2002 Periscope acquired these shares.
(17) These shares are owned directly by Periscope.
(18) Each share of Series B Convertible Preferred Stock, par value $.0033 per share ("Series B Preferred Stock"), is convertible into shares of Common Stock by dividing (i) the number of shares of Series B Preferred Stock being converted multiplied by $16.00 by (ii) the applicable conversion price. The Series B Preferred Stock was purchased as part of a unit consisting of five (5) warrants for each share of Series B Preferred Stock (1/2 warrant for each share of Common Stock issuable upon conversion of the Series B Preferred Stock).
(19) TM and Frenkel may be deemed to have indirect beneficial ownership of these shares by virtue of their position or relationship with the other Reporting Persons set forth on Exhibit A. With respect to those shares directly beneficially owned by TOF, TRIAGE Advisors, LLC by virtue of its position with TOF may be deemed the indirect beneficial owner of the shares owned by TOF. Each of the Reporting Persons may be deemed a member of the Group and, therefore, may be deemed a beneficial owner of these shares. The Group may be deemed to have become a 10% owner of the Issuer's Common Stock on July 10, 2002. Each of the Reporting Persons disclaims membership in the Group and disclaims beneficial ownership of any shares other than those of which it is the direct beneficial owner.







SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note:  File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, SEE Instruction 6 for procedure.




TRIAGE Management LLC

/s/ LEON FRENKEL
--------------------------------------------------------------------------------
By: Leon Frenkel                                            Date: March 28, 2003
Title:  Managing Member
**Signature of Reporting Person



                                                                 SEC 2270 (7/96)